UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

GreenLight Biosciences Holdings, PBC
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

39536G 105
(CUSIP Number)

Continental Grain Company

767 Fifth Avenue, 15th Floor

New York, NY 10153-0015

212-207-5100

Attention: Michael Mayberry, General Counsel

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 29, 2023
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240 13d-7 for other parties to whom copies are to be sent.

1	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

*	information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes’).

CUSIP No. 39536G 105	13G	Page 2 of 8 Pages

1.	Names of Reporting Persons Continental Grain Company
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds WC
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 2,387,044
	8.	Shared Voting Power 4,102,198
	9.	Sole Dispositive Power 2,387,044
	10.	Shared Dispositive Power 4,102,198

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,489,242
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.28%(1)
14.	Type of Reporting Person (See Instructions) CO

(1)	Calculated based on the 151,681,314 shares of Common Stock outstanding as of May 8, 2023, as reported in the Issuer’s Form 10-Q, filed with the Securities and Exchange Commission on May 11, 2023.

CUSIP No. 39536G 105	13G	Page 3 of 8 Pages

1.	Names of Reporting Persons Conti Greenlight Investors, L.P.
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds WC
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 4,102,198
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 4,102,198

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,102,198
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 2.70%(1)
14.	Type of Reporting Person (See Instructions) PN

(1)	Calculated based on the 151,681,314 shares of Common Stock outstanding as of May 8, 2023, as reported in the Issuer’s Form 10-Q, filed with the Securities and Exchange Commission on May 11, 2023.

CUSIP No. 39536G 105	13G	Page 4 of 8 Pages

1.	Names of Reporting Persons Conti Greenlight LLC
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds WC
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 4,102,198
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 4,102,198

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,102,198
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 2.70%(1)
14.	Type of Reporting Person (See Instructions) OO

(1)	Calculated based on the 151,681,314 shares of Common Stock outstanding as of May 8, 2023, as reported in the Issuer’s Form 10-Q, filed with the Securities and Exchange Commission on May 11, 2023.

CUSIP No. 39536G 105	13G	Page 5 of 8 Pages

Item 1. Security and Issuer.

This Schedule 13D relates to the common stock, par value $0.0001 per share (the “Common Stock”), of GreenLight Biosciences Holdings, PBC, a Delaware public benefit corporation (the “Issuer” or the “Company”). The address of the principal executive offices of the Issuer is 200 Boston Avenue, Suite 3100, Medford, Massachusetts 02155.

Item 2. Identity and Background.

(a) Names of Persons Filing

This statement is filed on behalf of each of the following entities (collectively, the “Reporting Persons”):

1.	Continental Grain Company (“Continental Grain”)

2.	Conti Greenlight Investors, L.P. (“Conti Greenlight Investors”)

3.	Conti Greenlight, LLC (“Conti Greenlight”)

The agreement among the Reporting Persons to file jointly (the “Joint Filing Agreement”) is attached as Exhibit A hereto and incorporated herein by reference. The execution and filing of such joint filing agreement shall not be construed as an admission that the Reporting Persons are a group, or have agreed to act as a group.

(b) Residence or business address

The address of the principal business and principal office of each of the Reporting Persons is 767 Fifth Avenue New York, New York 10153

(c) The principal business of the Reporting Persons is to invest in the securities of a variety of companies.

(d) None of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the past five years.

(e) None of the Reporting Persons has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws during the last five years.

(f) See responses to Item 6 on each cover page.

Item 3. Source and Amount of Funds or Other Consideration

The description of the Merger Agreement (as defined below) and the Contribution and Exchange Agreements (as defined below) included below in response to Item 4 are incorporated by reference in this Item 3.

Item 4. Purpose of Transaction.

The Reporting Persons response to Item 3 is incorporated by reference into this Item 4.

Merger Agreement

On May 29, 2023, the Issuer entered into that certain Agreement and Plan of Merger (the “Merger Agreement”) with SW ParentCo, Inc., a Delaware corporation (“Parent”) and wholly-owned subsidiary of Fall Line Endurance Fund, LP, and SW MergerCo, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”). Pursuant to the Merger Agreement, and subject to the terms and conditions thereof, (a) Merger Sub will commence a tender offer (the “Offer”) to purchase any and all of the outstanding shares of Common Stock, other than shares of Common Stock held by the certain stockholders of the Company (including the Reporting Persons) that have entered into the Contribution and Exchange Agreements whereby they have agreed to contribute to Parent their shares of Common Stock (such shares of Common Stock, collectively, the “Rollover Shares”, and such shareholders of the Company holding Rollover Shares, collectively, the “Rollover Stockholders”, each a “Rollover Stockholder”) and the shares of Common Stock held by Parent and Merger Sub and certain other shares specified in the Merger Agreement (together with the Rollover Shares, the “Excluded Shares”), at a purchase price of US $0.30 per share of Common Stock (the “Offer Price”), (b) immediately following the consummation of the Offer, each of the Rollover Stockholders (including the Reporting Persons) will contribute their Rollover Shares to Parent (the “Rollover”) and (c) as soon as practicable following the consummation of the Merger, but following the consummation of the Rollover, Merger Sub will be merged with and into the Issuer, with the Issuer continuing as the surviving corporation (the “Surviving Corporation”) and becoming a wholly owned subsidiary of Parent (the “Merger”).

CUSIP No. 39536G 105	13G	Page 6 of 8 Pages

Under the terms of the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each share of Common Stock issued and outstanding immediately prior to the Effective Time, other than the Excluded Shares, will be cancelled and converted into the right to receive the Offer Price in cash per share without interest and net of any applicable withholding taxes. The Excluded Shares will be automatically cancelled and cease to exist, without payment of any consideration or distribution therefor.

The Offer will initially remain open for 20 business days (as calculated in accordance with Rule 14d-1(g)(3) under the Securities Exchange Act of 1934, as amended) from (and including) the date of commencement of the Offer. If at the scheduled expiration time of the Offer, any condition to the Offer (other than any conditions that by their nature are to be satisfied at the expiration of the Offer, but subject to such conditions remaining capable of being satisfied) has not been satisfied and has not been waived by Parent or Merger Sub (to the extent waivable), Merger Sub may, in its discretion, and Parent may cause Merger Sub to, extend the Offer in accordance with the terms of the Merger Agreement to permit the satisfaction of all Offer conditions. The obligation of Merger Sub to consummate the Offer is subject to the satisfaction or waiver of conditions, including, among others, there being a number of shares of Company Common Stock validly tendered (and not properly withdrawn) prior to the expiration of the Offer (but excluding shares tendered pursuant to guaranteed delivery procedures that have not yet been “received” by the “depository,” as such terms are defined in section 251(h)(6) of the Delaware General Corporate Law (the “DGCL”)), together with any shares of Company Common Stock otherwise owned by Merger Sub or its “affiliates” (as defined in section 251(h)(6) of the DGCL) that do not represent at least (a) a majority of the outstanding Company Common Stock, not otherwise owned by Merger Sub, its “affiliates” (as defined in section 251(h)(6) of the DGCL) or the Rollover Stockholders, (as defined below) and (b) the number of the shares of Company Common Stock outstanding immediately following the consummation of the Offer that, together with the shares of Company Common Stock owned by Merger Sub, its “affiliates” (as defined in section 251(h)(6) of the DGCL) and the Rollover Stockholders, equals at least such percentage of the shares of Company Common Stock, and of each class or series thereof, that would be required to adopt the Merger Agreement under the DGCL and the Company’s organizational documents.

If the Merger is effected, the Issuer’s Common Stock will be delisted from the NASDAQ Capital Market and the Issuer’s obligation to file periodic reports under the Act will terminate, and the Issuer will be privately held.

Contribution and Exchange Agreement

In connection with the transactions contemplated by the Merger Agreement, on May 29, 2023, Parent entered into with each of Continental Grain and Conti Greenlight Investors, respectively, a Contribution and Exchange Agreement (collectively, the “Contribution and Exchange Agreements”) pursuant to which each of Continental Grain and Conti Greenlight Investors agreed to contribute 2,387,044 and 4,102,198 Rollover Shares, respectively, to Parent, in exchange for shares of Series A-2 Preferred Stock, par value $0.001 per share, of Parent (the “Parent Series A-2 Preferred”). Such Rollover Shares constitute approximately 4.28% of the total issued and outstanding shares of Company Common Stock as of the date hereof. The Parent Series A-2 Preferred will entitle each holder to cast the number of votes equal to the number of whole shares of Parent Common Stock into which the shares of Series A-2 Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. The conversion ratio of Series A-2 Preferred Stock is determined by dividing the Original Issue Price by the Conversion Price (both initially equal to $0.40) (as defined within Exhibit 99.1 and 99.2 to this Schedule 13D).The Contribution and Exchange Agreements will terminate upon the first to occur of the consummation of the Merger, the date and time that the Merger Agreement is terminated in accordance with its terms and the date and time that the Board or the Special Committee make an Adverse Recommendation Change in accordance with the Merger Agreement.

The foregoing descriptions of the Merger Agreement and the Contribution and Exchange Agreements and the transactions contemplated thereby do not purport to be complete and are qualified in their entirety by reference to the full text of the Merger Agreement, a copy of which is filed as Exhibit 2.1 to the Current Report on Form 8-K filed by the Issuer on May 30, 2023 and of the Contribution and Exchange Agreements, copies of which are filed as Exhibit 99.1 and 99.2 to this Schedule 13D and each of which is incorporated by reference into this Item 4.

CUSIP No. 39536G 105	13G	Page 7 of 8 Pages

Item 5. Interest in Securities of the Issuer.

(a) The responses to Item 7-13 on each of the cover pages of this statement on Schedule 13D are incorporated herein by reference.

(b) As of May 30, 2023, Continental Grain directly holds 2,387,044 shares of Common Stock and Conti Greenlight Investors directly holds 4,102,198 shares of Common Stock. The general partner of Conti Greenlight Investors is Conti Greenlight. The managing member of Conti Greenlight is Continental Grain. Accordingly, Continental Grain and Conti Greenlight may be deemed to beneficially own the shares of Common Stock directly held directly by Conti Greenlight Investors. The filing of this statement shall not be deemed an admission by any of the Reporting Persons of beneficial ownership of the reported securities for purposes of Section 13(d) of the Act or for any other purpose.

As a result of the Contribution and Exchange Agreements described in Item 4, the Reporting Persons may be deemed to be members of a “group” within the meaning of Section 13(d)(3) of the Exchange Act. The group may be deemed to have acquired beneficial ownership of all the shares of Common Stock beneficially owned by each member of the “group”. As such, the group may be deemed to beneficially own in the aggregate 120,521,038 shares of Common Stock, as set forth more fully in Amendment No. 2 of the Schedule 13D filed with the SEC by Fall Line Endurance Fund, LP on May 30, 2023.

Neither the filing of this Schedule 13D nor any of its contents, however, shall be deemed to constitute an admission by the Reporting Persons that any of them is the beneficial owner of any of the shares of Common Stock beneficially owned in the aggregate by other members of the “group” and their respective affiliates for purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

(c) The information set forth in Item 3 above is incorporated by reference into this Item 5(c).

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Issuer’s Common Stock covered by this statement on Schedule 13D.

(e) Not applicable.

Item 6. Contacts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 4 above summarizes certain provisions of the Merger Agreement and the Contribution and Exchange Agreements and is incorporated herein by reference. A copy of each of the Merger Agreement and the Contribution and Exchange Agreements is attached as an exhibit to this Schedule 13D, and each is incorporated herein by reference.

Except as set forth herein, none of the Reporting Persons or related persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7. Material to Be Filed as Exhibits

Exhibit 99.1	Contribution and Exchange Agreement, dated May 29, 2023, by and among Continental Grain Company and Parent

Exhibit 99.2	Contribution and Exchange Agreement, dated May 29, 2023, by and among Conti Greenlight Investors, L.P. and Parent

Exhibit 99.3	Joint Filing Agreements, by and between Continental Grain Company, Conti Greenlight Investors, L.P. and Conti Greenlight LLC

Exhibit 99.4	Agreement and Plan of Merger, dated May 29, 2023, by and among Issuer, Parent and Merger Sub (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the Issuer on May 30, 2023).

CUSIP No. 39536G 105	13G	Page 8 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 8, 2023

Continental Grain Company

By:	/s/ David Dryerman
Name:	David Dryerman
Title:	SVP-Finance and Treasurer

Conti Greenlight Investors, L.P.

By:	Conti Greenlight LLC
Its:	General Partner

By:	Continental Grain Company
Its:	Managing Member

By:	/s/ Ari Gendason
Name:	Ari Gendason
Title:	Chief Investment Officer

Conti Greenlight LLC

By:	Continental Grain Company
Its:	Managing Member

By:	/s/ Ari Gendason
Name:	Ari Gendason
Title:	Chief Investment Officer